As filed with the Securities and Exchange Commission on July 10, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED DEVELOPMENT FUNDING IV

(Name of subject company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, par value $0.01 per share (Title of classes of securities)	910187103 (CUSIP number of common stock)

Hollis M. Greenlaw, Esq.

Chairman and Chief Executive Officer

The United Development Funding Building

Suite 100

1301 Municipal Way

Grapevine, Texas 76051

(214) 370-8960

(800) 859-9338

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

 Copies to:

Stephen I. Glover, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
(202) 955-8500

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,000,000	$4,508

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 1,707,317 common shares of beneficial interest, par value $0.01 per share, of United Development Funding IV at a price of $20.50 per share.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014 issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction valuation by .00012880.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No.2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 4, 2014 (as may be supplemented or amended from time to time, the “Schedule TO”) by United Development Funding IV, a Maryland real estate investment trust (the “Trust”) in connection with the Trust’s offer to purchase for cash up to 1,707,317 common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), at a price of $20.50 per Common Share, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 4, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 2 is being filed to amend and supplement the Schedule TO as set forth herein. Except as amended and supplemented hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(d) of the Schedule TO and the information set forth under the heading “Section 8—Source and Amount of Funds” in the Offer to Purchase is hereby amended and supplemented by adding the following:

On July 2, 2014, the Trust entered into a loan agreement (the “Loan Agreement”) with Waterfall Finance 4, LLC for a $35 million term loan. The Trust intends to fund any purchase of Common Shares pursuant to the Offer, including the related fees and expenses, from cash on hand and the loan made under the Loan Agreement. The description of the term loan set forth in the Trust’s Current Report on Form 8-K, as filed with the SEC on July 9, 2014, is incorporated herein by reference. The Trust has not made any plans or arrangements to finance or repay the loan prior to its due date.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On July 9, 2014, the Trust issued a press release announcing the final results of the Offer, which expired at 12:01 a.m., New York City Time, on July 2, 2014. A copy of such press release is filed as Exhibit (a)(7) to this Amendment No. 2 to Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 4, 2014.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Registered Holders (other than DTC Participants).*
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and DTC Participants.*
(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(G)	Form of Notice of Withdrawal of Tender for Registered Holders (other than DTC Participants).*
(a)(1)(H)	Form of Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.*

Exhibit Number	Description
(a)(1)(I)	Form of Summary Advertisement as published on June 4, 2014 in The Wall Street Journal.*
(a)(5)	Press Release dated June 4, 2014 (previously filed in and incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on June 4, 2014).
(a)(6)	Press Release dated July 2, 2014 regarding preliminary results of tender offer.*
(a)(7)	Press Release dated July 9, 2014 regarding final results of tender offer.
(b)(1)	Loan Agreement by and between Independent Bank and UDF IV Finance VIII, L.P., dated December 6, 2013.*
(b)(2)	Loan Agreement by and between LegacyTexas Bank and UDF IV Finance VII, L.P., dated August 5, 2013.*
(b)(3)	First Amended and Restated Loan Agreement by and among UDF IV Finance VI, L.P., United Development Funding III, LP, United Development Funding IV and Community Trust Bank, dated April 11, 2014.*
(b)(4)	Second Amended and Restated Loan Agreement by and among UDF IV Acquisitions, L.P., United Development Funding III, LP, United Development Funding IV and Community Trust Bank, dated April 11, 2014.*
(b)(5)	Loan Agreement by and between United Development Funding IV and Waterfall Finance 4, LLC, dated July 2, 2014 (previously filed in and incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 9, 2014).
(b)(6)	Promissory Note dated July 2, 2014 (previously filed in and incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on July 9, 2014)
(d)(1)	Advisory Agreement (previously filed in and incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on May 30, 2014).
(d)(2)	United Development Funding IV Advisor Equity Plan (previously filed in and incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on May 30, 2014).
(d)(3)	United Development Funding IV Equity Plan (previously filed in and incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on May 30, 2014).
(d)(4)	United Development Funding IV Non-Executive Trustee Stock Plan (previously filed in and incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on May 30, 2014).
(d)(5)	Registration Rights Agreement (previously filed in and incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on May 30, 2014).

______________

* Previously filed with the Schedule TO.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UNITED DEVELOPMENT FUNDING IV

By:	/s/ Hollis M. Greenlaw
Name:	Hollis M. Greenlaw
Title:	Chief Executive Officer

Dated: July 10, 2014